Form SBSE-A Amendment

Filing Date: August 20, 2024

Summary of Changes:

1. Updated Street & Mailing address of main office to 1 Elizabeth Street on Application Page 1
2. Change to Applicant Data – Page 3: # of principals reduced to 16
3. Removal of Simon Gregory-Roberts & Michael Coleman on Schedule A
4. Updates to affiliates on Schedule B:
    a. Macquarie Group Limited & Macquarie B.H. Pty. Ltd – Updated address to 1 Elizabeth Street
    b. All control persons in Schedule B, Item 14 had addresses updated to 1 Elizabeth Street.
1. WallachBeth Capital LLC added to Schedule B, item 13B

Below details were previously submitted as an attachment, at the request of SEC they were added to the form and the attachment has been discontinued

1. All Schedule B, Item 13, all firm/organization affiliates added to the form
2. Schedule B, Item 14, all Control Persons added to the form